As filed with the Securities and Exchange Commission on February 19, 2021
Securities Act File No. 333-230251

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form N-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Post-Effective Amendment No. 7
PROSPECT FLEXIBLE INCOME FUND, INC.
(Exact name of registrant as specified in charter)

10 East 40th Street, 42nd Floor
New York, NY 10016
(Address of principal executive offices)

(212) 448-0702
(Registrant’s telephone number, including area code)

Kristin Van Dask
Chief Financial Officer
Prospect Flexible Income Fund, Inc.
10 East 40th Street, 42nd Floor
New York, NY 10016
(Name and address of agent for service)

WITH A COPY TO:
Steven B. Boehm, Esq.
Cynthia R. Beyea, Esq.
Eversheds Sutherland (US) LLP
700 Sixth St., NW, Suite 700
Washington, DC 20001
Tel: (202) 383-0100
Fax: (202) 637-3593

Approximate date of commencement of proposed public offering: Not Applicable.

☐ Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☐ Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 ("Securities Act"), other than securities offered in connection with a dividend reinvestment plan.

☐ Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐ Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐ Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☒ when declared effective pursuant to Section 8(c) of the Securities Act.

If appropriate, check the following box:

☐ This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐ This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐ This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐ This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

Check each box that appropriately characterizes the Registrant:

☐ Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 ("Investment Company Act")).

☒ Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐ Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐ A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐ Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐ Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 ("Exchange Act").

☐ If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐ New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing)

DEREGISTRATION OF UNSOLD SHARES

This Post-Effective Amendment No. 7 relates to the Registration Statement on Form N-2 (File No. 333-230251) of Prospect Flexible Income Fund, Inc. (as amended, the “Registration Statement”). Pursuant to the Registration Statement, Prospect Flexible Income Fund, Inc. (the “Company”) registered $300,000,000 in shares of its Class A common stock, par value $0.001 per share (“Shares”), to be sold pursuant to a public continuous offering. The Company terminated the public continuous offering of Shares on February 19, 2021. As of that date, the Company had sold $24,195,384 in Shares pursuant to the Registration Statement, excluding $2,619,663 in shares issued pursuant to the Company’s distribution reinvestment plan. In connection with the termination of the public continuous offering of Shares, the Company hereby deregisters the remaining $275,804,616 in Shares, which remain unsold as of that date and the date of this filing.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 7 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on February 19, 2021.

PROSPECT FLEXIBLE INCOME FUND, INC.

By	/s/ M. Grier Eliasek
Name:	M. Grier Eliasek
Title:	Chief Executive Officer, President and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 7 to the Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title	Date
/s/ M. Grier Eliasek M. Grier Eliasek	Chief Executive Officer, President and Chairman of the Board (Principal Executive Officer)	February 19, 2021
/s/ Kristin Van Dask Kristin Van Dask	Chief Financial Officer and Secretary (Principal Financial and Principal Accounting Officer)	February 19, 2021
*/s/ Andrew Cooper Andrew Cooper	Director	February 19, 2021
* /s/ William Gremp William Gremp	Director	February 19, 2021
* /s/ Eugene Stark Eugene Stark	Director	February 19, 2021

*By:	/s/ M. Grier Eliasek
M. Grier Eliasek
Attorney-in-fact